Exhibit 99.1

Bitauto Files Annual Report on Form 20-F

BEIJING, April 28, 2016 /PRNewswire/ — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of internet content and marketing services for China’s fast-growing automotive industry, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2015 with the Securities and Exchange Commission on April 28, 2016.

The annual report can be accessed on Bitauto’s investor relations website at http://ir.bitauto.com/. Bitauto will provide hardcopies of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in three segments: its advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto’s advertising and subscription business offers advertising and digital marketing solutions to automakers and automobile customers in China. Bitauto provides a variety of advertising services mainly to automakers through its bitauto.com and taoche.com websites, which provide consumers with up-to-date new and used automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also offers subscription services via its EP platform which provides web-based and mobile-based integrated digital marketing solutions to automobile customers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. In 2014, Bitauto began providing automobile customers with transaction services on its EP platform, including automobile transaction, CRM and online automotive financial platform services, which are intended to optimize the automobile purchase experience and facilitate completion of transactions. Bitauto’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit http://ir.bitauto.com .

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com